Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 3, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted January 30, 2023
CIK No. 0001922335

Dear Ladies and Gentlemen:

This letter sets forth the responses of Syra Health Corp., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2023 concerning Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on January 30, 2023 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted January 30, 2023

General

1. We note your revised disclosure on the Selling Stockholder Prospectus cover page that the “selling stockholders must sell their shares at a fixed price per share of $ , which is the per share price of the shares being offered in our initial public offering, until such time as our shares are listed on a national securities exchange.” However, your disclosure in the subsequent paragraph states that “we will not complete this offering unless we are so listed,” and you have added disclosure showing the IPO pricing, which indicates that the IPO will be complete when the resale prospectus is in use. Please clarify whether your revised disclosure is intended to permit the selling stockholders to sell prior to the successful listing of your Class A common stock on Nasdaq, and, if so, please explain how this is permissible given that listing is a condition to both your initial public and resale offerings.

RESPONSE:	The Registration Statement has been revised to remove the selling stockholder prospectus.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Sincerely,

Syra Health Corp.

/s/ Deepika Vuppalanchi
By:	Deepika Vuppalanchi
Title:	Chief Executive Officer

-1-